UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2012

Commission File Number:  001-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place 14 Par-la-Ville Road Hamilton HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is the Operating and Financial Review for the three months ended March 31, 2012 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the three months ended March 31, 2012.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-175376), which was filed with the U.S. Securities and Exchange Commission on July 6, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED.
(Registrant)

Date: July 5, 2012	By:	/s/ Brian Tienzo
	Name:	Brian Tienzo
	Title:	Chief Financial Officer Golar Management Ltd. (Principal Financial Officer)

Exhibit 99.1

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward Looking Statements

This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect of future events and financial performance. When use in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitations, management's examination of historical operating trends, data contained in the Company's record and other data available for third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward looking statements include among other things:

•	inability of the Company to obtain financing for the newbuilding vessels on terms acceptable to it or at all:

•	changes in demand for natural gases;

•	material decline or prolonged weakness in rates for liquefied natural gas, or LNG, carriers;

•	changes in demand for natural gas generally or in particular regions;

•	adoption of new rules and regulations applicable to LNG carriers and floating storage and regasification units, or FSRU's;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRUs to various ports;

•	inability of the Company to achieve successful utilization of its expanded fleet and inability to expand beyond the carriage of LNG;

•	increases in costs including among other things crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions;

•	the current turmoil in the global financial markets;

•	ability of the Company to timely complete its FSRU conversions;

•	failure of shipyards to comply with delivery schedules on a timely basis or at all; and

•
other factors listed from time to time in registration statements, reports and other materials that the Company has filed with or furnished to the U.S. Securities and Exchange Commission, or the Commission.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  Hence forward looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

All forward-looking statements included in this report are made only as of the date of this report and the Company assumes no obligation to update any written or oral forward-looking statements made by it or on its behalf as a result of new information, future events or other factors.

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2012 and 2011.  Unless otherwise specified herein, references to "the Company", "we", "us", and "our", shall include Golar LNG Limited and its subsidiaries.  You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report.  For additional information relating to management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2011, which was filed with the Commission, on April 30, 2012.

Overview

We are a mid-stream LNG company engaged primarily in the transportation, regasification and liquefaction and trading of LNG.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and the development of LNG projects.

As of the date of this report, we operated a fleet of 13 vessels consisting of nine LNG carriers and four FSRUs.  We lease three vessels under long-term financial leases, own nine vessels and have a 60% ownership interest in another LNG carrier through a joint arrangement with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company.  In addition, we have firm contracts for the construction of 13 newbuilding vessels, which are scheduled to be delivered to us between 2013 and early 2015. Eleven of our newbuilding vessels are being constructed at Samsung Heavy Industries Co., Ltd and two of our newbuilding vessels are being constructed at Hyundai Samho Heavy Industries Co., Ltd.

Recent and other developments

During the three months ended March 31, 2012, the Company issued 0.1 million new common shares in connection with the exercise of the same number option.  Following the exercise of these options,  0.8 million options remain outstanding. As at the March 31, 2012 there were 80.3 million common shares outstanding excluding the common shares underlying the outstanding options.

In April 2012, we completed the reactivation of both, the Hilli and the Gandria.  The aggregate reactivation costs for both vessels were approximately $30 million.

In April 2012, the Nusantara Regas Satu (formerly Khannur) completed its FSRU retrofitting.  The Nusantara Regas Satu was delivered to its charterer, PT Nusantara Regas (or Nusantara Regas), in early May 2012 and, upon its acceptance, will operate under a charter with an initial term expiring at the end of 2022.

On April 30, 2012, the Board of Directors of our majority owned subsidiary, Golar Partners declared a quarterly cash distribution of $0.43 per unit, or $17.1 million in respect of the three months ended March 31, 2012. The cash dividend, of which we received $11.2 million, was paid on May 16, 2012 to all unitholders of record as of the close of business on May 9, 2012.

In May 2012, we declared a quarterly cash dividend of $0.35 per share in respect of the three months ended March 31, 2012, which was paid on June 27, 2012 to shareholders of record on June 13, 2012.

On June 18, 2012, the Company obtained shareholder approval at a Special General Meeting to delist the Company's Common Stock from the Oslo Stock Exchange ("OSE").

Operating and Financial Review

Three month period ended March 31, 2012 compared with the three month period ended March 31, 2011

Vessels operations segment

	Three Months Ended March 31,
	2012	2011	Change	% Change
	(in thousands, $USD, except average daily TCE)
Operating revenue	83,069	67,487	15,582	23%
Vessel operating expenses	27,910	14,000	13,910	99%
Voyage expenses	746	3,844	(3,098)	(81%)
Administrative expenses	6,037	5,681	356	6%
Depreciation and amortization	19,921	17,248	2,673	15%
Operating income	28,455	26,714	1,741	7%
Gain on business acquisition	4,084	-	4,084	100%
Gain on sale of available-for-sale securities	-	541	(541)	(100%)
Interest income	512	440	72	16%
Interest expense	(6,622)	(7,308)	686	(9%)
Other financial items	(2,647)	(30)	(2,617)	8,723%
Income taxes	1,169	423	746	176%
Equity in net earnings (losses) of investees	6	(689)	695	(101%)
Net income	24,957	20,091	4,866	24%
Non-controlling interests	(9,165)	2,532	(11,697)	462%

Average daily TCE (to the closest $100) (1)	90,500	80,700	9,800	12%

TCE is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Operating revenues: Total operating revenues increased by $15.6 million to $83.1 million for the three months ended March 31, 2012 compared to the same period in 2011. The increase was primarily due to the overall improvement in charter rates and utilization rates for the Company's vessels trading on the spot market. Accordingly, this resulted in higher average daily TCEs of $90,500 for the three months ended March 31, 2012 compared to $80,700 for the same period in 2011.  In addition, the Gimi earned revenues following its reactivation in September 2011 during the three months ended March 31, 2012.  The Gimi earned no revenues for the comparable period in 2011 when it was in lay up.

Vessel operating expenses: Vessel operating expenses increased by $13.9 million to $27.9 million for the three months ended March 31, 2012 as compared to the same period in 2011.  The increase was primarily due to the expensed reactivation costs of $11.3 million incurred in connection with the mobilization of the Hilli and the Gandria during the first quarter of 2012.  There were no comparable costs in the same period in 2011.  In addition, vessel operating expenses of $1.4 million were incurred by the Gimi during the quarter ended March 31, 2012 following its reactivation in September 2011 compared to only $0.3 million for the same period in 2011 when the Gimi was in lay up.

Voyage expenses: Voyage expenses decreased by $3.1 million to $0.7 million for the three months ended March 31, 2012 compared to the same period in 2011.  The decrease was primarily due to all of our vessels being on-hire during the first quarter of 2012 compared to 2011 when the Company's vessels experienced periods of commercial waiting time where we were liable for fuel costs.

Administrative expenses: Administrative expenses amounted to $6.0 million for the three months ended March 31, 2012, which was broadly consistent with the same period in 2011.

Depreciation and Amortization: Depreciation and amortization increased by $2.7 million for the three months ended March 31, 2012 primarily due to depreciation of the capitalized Gimi reactivation costs.  In addition, we incurred depreciation on the Gandria following our acquisition of the remaining 50% interest in Bluewater Gandria in January 2012. There were no comparable costs incurred in the same period in 2011 as we previously equity accounted for our interest in Bluewater Gandria.

Gain on business acquisition: Gain on business acquisition of $4.1 million for the three months ended March 31, 2012 was primarily due to the gain arising from the acquisition of the remaining 50% interest in Bluewater Gandria in January 2012.  There was no gain for the comparable period in 2011.  The gain on business acquisition comprises of the following:

Gain on remeasurement (a)	2,356
Gain on bargain	1,933
Less: Acquisition related costs	(205)
Total gain on acquisition of Bluewater Gandria	4,084

Interest income: Interest income for the three months ended March 31, 2012 remains minimal and consistent with the same period in 2011. Interest income was generated from restricted cash balances in respect of debt and lease arrangements.

Interest expense: Interest expense decreased by $0.7 million to $6.6 million for the three months ended March 31, 2012 compared to the same period in 2011. In principle, interest expense has increased compared to the same period in 2011 primarily due to (i) an increase of $1 million in interest expense arising from the issuance of $250 million of convertible bonds in March 2012; (ii) $1.1 million of interest incurred on the revolving credit facility from a company related to our major shareholder, World Shipholding Ltd, or World Shipholding; and (iii) the effects of an increase in LIBOR.  However, the increase was more than offset by an overall increase in the capitalization of deemed interest costs of $3.1 million in respect of our newbuilds and retrofitting of FSRUs for the three months ended March 31, 2012.

Other financial items: Other financial items for the three months ended March 31, 2012 and 2011 were a loss of $2.6 million and $nil, respectively. This was primarily due to:

Net realized and unrealized gains (losses) on interest rate swap agreements: Net realized and unrealized gains (losses) on interest rate swaps decreased $1.4 million representing a loss of $1 million for the three months ended March 31, 2012 as compared to the same period in 2011, which is set forth in the table below:

	Three months ended March 31
(in thousands of $)	2012	2011	Change	% Change

Unrealized mark-to-market gains for interest rate swaps	2,413	3,630	(1,217)	(34%)
Realized losses – interest rate settlements	(3,367)	(3,219)	(148)	(5%)
	(954)	411	(1,365)	(332%)

As of March 31, 2012, we have an interest rate swaps portfolio with a notional value of $891.7 million, of which we hedge account for approximately 49% of these swaps.  Accordingly, an additional $1.5 million unrealized gain was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings for the three months ended March 31, 2012.  A factor contributing to the net unrealized and realized loss of $1 million for the three months ended March 31, 2012 was our entry into new interest rate swap agreements since March 31, 2011 with an initial nominal value of $285.9 million.

During the three months ended March 31, 2012 and 2011 we recognized in earnings a $0.1 million net gain and $0.1 million net loss, respectively, relating to the ineffective portion of interest rate swap arrangements.

Net foreign exchange gains and loss on retranslation of lease related balances including the Golar Winter lease currency swap mark-to-market gains and losses: Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing these obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease. We incurred an unrealized net foreign exchange loss of $0.7 million and an unrealized foreign exchange gain of $0.3 million for the three months ended March 31, 2012 and 2011, respectively. The net foreign exchange loss for the three months ended March 31, 2012 is principally due to the difference between the retranslation of the Golar Winter lease and the fair value of the related currency swap.

Other items represent, among other things, bank charges, the amortization of debt related expenses, financing arrangement fees and foreign currency differences arising on retranslation of foreign currency balances.

Income taxes: Income taxes relate primarily to the taxation of the Company's United Kingdom based vessel operating companies and our Brazilian subsidiary established in connection with our Petrobras long-term charters. The increase of $0.7 million to a net income tax credit of $1.2 million for the three months ended March 31, 2012 is mainly attributable to the amortization of the tax gains arising on the intergroup transfers of long-term assets specifically the Golar Freeze and the Golar Spirit which occurred in March 2011.

Net income: As a result of the foregoing, we earned net income of $25 million and $20.1 million for the three months ended March 31, 2012 and 2011, respectively.

Non-controlling interests:

(in thousands of $)	2012	2011	Change	Change
Golar Mazo	(2,471)	(2,379)	(92)	4%
Golar Energy	-	4,911	(4,911)	(100%)
Golar Partners	(6,694)	-	(6,694)	(100%)
Total non-controlling interests	(9,165)	2,532	(11,697)	(462%)

CPC Corporation, Taiwan has a 40% ownership of interest in the Golar Mazo.

In 2011, we acquired the remaining 39% interest in Golar Energy that was held by private investors and in July 2011 we delisted its shares from the Oslo Axess.

In April 2011, we completed an initial public offering ("IPO") of Golar Partners, our majority owned subsidiary.  As at March 31, 2012, private investors held a 35% non-controlling interest in Golar Partners.

LNG trading commodity segment

The Company commenced a new LNG trading business through its wholly-owned subsidiary Golar Commodities Limited, or Golar Commodities, in September 2010.

	Three months Ended March 31,
	2012	2011	Change	% Change
	(in thousands, $USD)
Administrative expenses	478	2,576	(2,098)	(81%)
Depreciation and amortization	122	107	15	14%
Other operating gains and losses	16	3,586	(3,570)	(100%)
Operating loss	616	6,269	(5,653)	(90%)
Net financial expenses	-	6	(6)	(100%)
Net loss	616	6,275	(5,659)	(90%)

The total loss for Golar Commodities for the three months ended March 31, 2012 and 2011 amounted to $0.6 million and $6.3 million, respectively.  Administrative expenses decreased by $2.1 million to $0.5 million for the three months ended March 31, 2012 compared to the same period in 2011.  This was primarily due to our decision in the third quarter of 2011 to reduce the trading activities of Golar Commodities in response to unfavorable market conditions and until such time opportunities in this sector improves.

The remaining $nil and $3.6 million represent trading losses, inclusive of unrealized market-to-market valuation losses as at March 31, 2012 and 2011, respectively.  All trades entered into to date have now been closed.

Liquidity and Capital Resources

As of March 31, 2012, we had cash and cash equivalents including restricted cash of $341.2 million.  Our restricted cash balances contribute to our short and medium term liquidity as they are used to fund payment of certain loans which would otherwise be paid out of our cash balances.  Our outstanding long-term debt and lease obligations as of March 31, 2012 amounted to $993.8 million and $412.4 million, respectively.  As of March 31, 2012, we have undrawn facilities of $160 million with a company related to our major shareholder, World Shipholding.  Subsequently, the facility was reduced to $120 million.

Our medium and long term liquidity requirements include funding the investments for our newbuilds and repayment of long-term debt balances.  We have entered into 13 newbuild contracts with a total combined cost of $2.7 billion with scheduled deliveries of five vessels in 2013, seven in 2014 and the remainder in 2015. As of March 31, 2012, $2.4 billion of our newbuilding contractual commitments were outstanding.

Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, public and private debt or equity offerings in Golar LNG Limited or our NASDAQ listed subsidiary, Golar Partners. During March 2012, we successfully completed a private placement offering for convertible bonds for gross proceeds of $250 million.  We may also enter into financing arrangements with our related parties, such as World Shipholding (including its related companies) to provide intermediate financing for capital expenditures until longer-term financing is obtained, at which time we will use all or a portion of the proceeds from the longer-term financings to repay outstanding amounts due under these arrangements.

Cash flow

Net cash generated from operating activities decreased by $16.5 million to $7.8 million for the three months ended March 31, 2012 compared to $24.3 million for the same period in 2011. This was primarily due to the drydocking costs incurred in relation to the reactivation of both the Hilli and the Gandria.  These were partially offset by improved earnings due to the overall improvement in charter rates and utilization rates for our vessels trading on the spot market.

Net cash used in investing activities was $159.2 million for the three months ended March 31, 2012, compared to $20.4 million for the same period in 2011. The increase of $138.8 million in the three months ended March 31, 2012 was principally due to the installment payments in respect of our newbuildings and additions to vessels and equipment relating to the FSRU retrofitting of the Nusantara Regas Satu.  In addition, we acquired the remaining 50% equity interest in the Bluewater Gandria.

Net cash provided by financing activities was $192.3 million for the three months ended March 31, 2012, compared to net cash used of $39.9 million for the same period in 2011. The increase of $232.2 million was principally due to the receipt of net proceeds of $246.6 million, received in respect of the issuance of convertible bonds during the first quarter of 2012 offset by higher cash dividend payments due to the settlement of $21 million of unpaid dividends relating to earlier periods due to World Shipholding in March 2012.

NON-GAAP measures

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.  Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

(in thousands of $USD except number of days and average daily TCE)	Three months ended March 31,
	2012	2011

Total operating revenues	83,069	67,487
Voyage expenses	(746)	(3,844)
	82,323	63,643
Calendar days less scheduled off-hire days	910	789
Average daily TCE (to the closest $100)	90,500	80,700

GOLAR LNG LIMITED AND ITS SUBSIDIARIES

INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PAGE

Unaudited Condensed Consolidated Statements of Income for the three months ended March 31, 2012 and 2011 and for the year ended December 31, 2011	F-2

Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2012 and 2011 and for the year ended December 31, 2011	F-3

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2012 and for the year ended December 31, 2011	F-4

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2012 and 2011 for the year ended December 31, 2011	F-5

Unaudited Condensed Consolidated Statements of Changes in Equity for the three months ended March 31, 2012 and 2011 and for the year ended December 31, 2011	F-7

Notes to the Unaudited Condensed Consolidated Financial Statements	F-8

GOLAR LNG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2012	2011	2011
(in thousands of $)	Jan-Mar	Jan-Mar	Jan - Dec

Operating revenues	83,069	67,487	299,848

Vessel operating expenses	27,910	14,000	62,872
Voyage and charterhire expenses	746	3,844	6,042
Administrative expenses	6,515	8,257	33,679
Depreciation and amortization	20,043	17,355	70,286
Impairment of long-term assets	-	-	500
Total operating expenses	55,214	43,456	173,379

Other operating gains and losses	(16)	(3,586)	(5,438)

Operating income	27,839	20,445	121,031

Gain on business acquisition (note 12)	4,084	-	-
Gain on sale of available-for-sale-securities	-	541	541

Financial income (expenses)
Interest income	512	440	1,757
Interest expense	(6,622)	(7,308)	(25,773)
Other financial items	(2,647)	(36)	(29,086)
Net financial expenses	(8,757)	(6,904)	(53,102)

Income before taxes, equity in net earnings of associates and non-controlling interests	23,166	14,082	68,470
Taxes	1,169	423	1,705
Equity in net earnings (losses) of investees	6	(689)	(1,900)

Net income	24,341	13,816	68,275
Net (income) loss attributable to non-controlling interests	(9,165)	2,532	(21,625)
Net income attributable to Golar LNG Ltd	15,176	16,348	46,650

Basic and diluted earnings per share ($)	$0.19	$0.24	$0.62

The accompanying notes are an integral part of these condensed consolidated financial statements

GOLAR LNG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2012	2011	2011
(in thousands of $)	Jan-Mar	Jan-Mar	Jan-Dec

Net income	24,341	13,816	68,275

Other comprehensive income (loss):
Losses associated with pensions (net of tax)	-	-	(3,139)
Unrealized net gain on qualifying cash flow hedging instruments	1,526	3,258	1,024
Other comprehensive income (loss)	1,526	3,258	(2,115)
Comprehensive income	25,867	17,074	66,160

Comprehensive income attributable to:

Stockholders of Golar LNG Limited	16,389	18,965	43,636
Non-controlling interests	9,478	(1,891)	22,524
	25,867	17,074	66,160

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	2012	2011
(in thousands of $)	Mar-31	Dec-31

ASSETS
Current
Cash and cash equivalents	107,868	66,913
Restricted cash and short-term investments	43,895	28,012
Other current assets	16,008	10,687
Amounts due from related parties	91	354
Total current assets	167,862	105,966
Non-current
Restricted cash	189,438	185,270
Equity in net assets of non-consolidated investees	5,390	22,529
Newbuildings	296,578	190,100
Vessels and equipment, net	1,770,477	1,704,907
Other long-term assets	24,080	23,862
Total assets	2,453,825	2,232,634

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	64,433	64,306
Current portion of capital lease obligations	6,152	5,909
Other current liabilities	160,103	164,747
Amounts due to related parties	558	21,178
Total current liabilities	231,246	256,140
Long-term
Long-term debt	839,381	627,243
Long-term debt to related parties	90,000	80,000
Obligations under capital leases	406,263	399,934
Other long-term liabilities	111,702	113,497
Equity
Stockholders' equity	694,234	677,765
Non-controlling interests	80,999	78,055

Total liabilities and stockholders' equity	2,453,825	2,232,634

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2012	2011	2011
(in thousands of $)	Jan-Mar	Jan-Mar	Jan-Dec

OPERATING ACTIVITIES
Net income	24,341	13,816	68,275
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,043	17,355	70,286
Amortization of deferred tax benefits on intragroup transfers	(1,814)	(1,245)	(6,687)
Amortization of deferred charges	384	393	1,484
Undistributed net earnings (losses) of non-consolidated investee	(6)	689	1,900
Drydocking expenditure	(13,204)	(2,723)	(19,773)
Stock-based compensation	557	415	1,970
Gain on business acquisition (note 12)	(4,084)	-	-
Gain on available-for-sale-securities	-	(541)	(541)
Trade accounts receivable	(2,269)	1,226	5,245
Inventories	114	(28,234)	2,479
Prepaid expenses, accrued income and other assets	(2,797)	(12,424)	(3,721)
Amount due from/to related companies	777	183	(404)
Trade accounts payable	(15,834)	29,926	(12,804)
Accrued expenses	4,933	12,884	8,082
Interest element included in capital lease obligations	22	211	898
Unrealized foreign exchange loss/(gain)	3,689	5,089	1,669
Impairment of long-term assets	-	-	500
Other current and long-term liabilities	(7,041)	(12,717)	(2,250)
Net cash provided by operating activities	7,811	24,303	116,608

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2012	2011	2011
(in thousands of $)	Jan-Mar	Jan-Mar	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(17,518)	(14,888)	(99,082)
Additions to newbuildings	(106,478)	-	(190,100)
Investment in subsidiary, net of cash acquired (note 12)	(19,438)	-	-
Additions to unlisted investments	-	(130)	(4,152)
Placement of long-term restricted cash	-	-	(1,739)
Proceeds from sale of investments in available-for-sale securities	-	901	901
Restricted cash and short-term investments	(15,730)	(6,314)	(4,472)
Net cash used in investing activities	(159,164)	(20,431)	(298,644)
FINANCING ACTIVITIES
Proceeds from short-term debt	-	-	23,600
Proceeds from long-term debt	250,000	-	-
Proceeds from long-term debt to related parties	170,000	-	80,000
Repayments of obligations under capital leases	(1,460)	(1,414)	(6,054)
Repayments of long-term debt	(9,678)	(23,281)	(105,750)
Repayments of long-term debt to related parties	(160,000)	-	-
Repayments of short-term debt	-	-	(23,600)
Financing costs paid	(3,428)	-	-
Cash dividends paid	(47,167)	(20,425)	(65,022)
Acquisition of non-controlling interest	-	-	(108,050)
Non-controlling interest dividends	(6,534)	(1,000)	(12,532)
Proceeds from exercise of share options (including disposal of treasury shares)	575	2,278	13,845
Proceeds from issuance of equity in subsidiaries to non-controlling interests	-	3,944	287,795
Net cash provided by (used in) financing activities	192,308	(39,898)	84,232

Net increase (decrease) in cash and cash equivalents	40,955	(36,026)	(97,804)
Cash and cash equivalents at beginning of period	66,913	164,717	164,717
Cash and cash equivalents at end of period	107,868	128,691	66,913

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive loss	Accumulated Retained Earnings	Total before Non- Controlling Interests	Non- Controlling Interests	Total Equity

Balance at December 31, 2010	67,808	(2,280)	100,285	200,000	(33,311)	78,086	410,588	188,734	599,322
Net income	-	-	-	-	-	16,348	16,348	(2,532)	13,816
Grant of share options	-	-	415	-	-	-	415	-	415
Other comprehensive income	-	-	-	-	2,617	-	2,617	641	3,258
Dividends	-	-	-	-	-	(20,425)	(20,425)	-	(20,425)
Non-controlling interest dividends	-	-	-	-	-	-	-	(1,000)	(1,000)
Disposal of treasury shares	-	2,280	-	-	-	-	2,280	-	2,280
Exercise of share options	391	-	4,640	-	-	(1,392)	3,639	359	3,998

Balance at March 31, 2011	68,199	-	105,340	200,000	(30,694)	72,617	415,462	186,202	601,664

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive loss	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non- Controlling Interest	Total Equity
Balance at December 31, 2011	80,237	-	398,383	200,000	(34,948)	34,093	677,765	78,055	755,820

Net income	-	-	-	-	-	15,176	15,176	9,165	24,341
Dividends	-	-	-	-	-	(26,031)	(26,031)	-	(26,031)
Share options charge	-	-	557	-	-	-	557	-	557
Issuance of convertible bonds (note 8)	-	-	24,979	-	-	-	24,979	-	24,979
Non-controlling interest dividends	-	-	-	-	-	-	-	(6,534)	(6,534)
Exercise of share options	62	-	1,002	-	-	(489)	575	-	575
Other comprehensive income	-	-	-	-	1,213	-	1,213	313	1,526

Balance at March 31, 2012	80,299	-	424,921	200,000	(33,735)	22,749	694,234	80,999	775,233

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.           GENERAL

Golar LNG Limited (the "Company" or "Golar") is a mid-stream LNG company engaged primarily in the transportation, regasification and liquefaction and trading of LNG.  The Company is engaged in the acquisition, ownership, operating and chartering of LNG carriers and FSRUs through its subsidiaries and the development of LNG projects.  Golar was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited ("World Shipholding"), a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of March 31, 2012 and December 31, 2011, World Shipholding owned 45.81% of Golar.

2.           ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated interim financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2011.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2011.

3.           SEGMENTAL INFORMATION

The Company provides vessel operations on charters, including time charters and spot rentals, and trades in physical and future LNG contracts. Golar's reportable segments consist of the primary services it provides. Although Golar's segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company's consolidated financial statements.

The business is split into two segments based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. The Company operates in the following two segments:

•	Vessel Operations – The Company owns or leases, and subsequently charters out LNG vessels and Floating Storage and Regasification Units ("FSRUs") for fixed terms to customers.

•
LNG Trading – Provides physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading

The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker.

The LNG trading segment is a distinguishable component of the Company from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

(in thousands of $)	Three months ended March 31, 2012			Three months ended March 31, 2011
	Vessel operations	LNG Trading	Total	Vessel operations	LNG Trading	Total
Revenue from external customers	83,069	-	83,069	67,487	-	67,487
Vessel and voyage operating expenses	(28,656)	-	(28,656)	(17,844)	-	(17,844)
Administrative expenses	(6,037)	(478)	(6,515)	(5,681)	(2,576)	(8,257)
Depreciation and amortization	(19,921)	(122)	(20,043)	(17,248)	(107)	(17,355)
Other operating gains and losses	-	(16)	(16)	-	(3,586)	(3,586)
Operating income (loss)	28,455	(616)	27,839	26,714	(6,269)	20,445
Gain on business acquisition	4,084	-	4,084	-	-	-
Gain on sale of available for sale securities	-	-	-	541	-	541
Net financial expenses	(8,757)	-	(8,757)	(6,898)	(6)	(6,904)
Income taxes	1,169	-	1,169	423	-	423
Equity in net losses of investees	6	-	6	(689)	-	(689)
Net income (loss)	24,957	(616)	24,341	20,091	(6,275)	13,816
Non-controlling interests	(9,165)	-	(9,165)	2,532	-	2,532
Net income attributable to Golar LNG Ltd	15,792	(616)	15,176	22,623	(6,275)	16,348

Total assets	2,452,254	1,571	2,453,825	2,017,459	73,026	2,090,485

Revenues from external customers

The vast majority of the Company's vessel operations arise under time charters and in particular with four charterers, Petrobras, Dubai Supply Authority, Qatar Gas Transport Company and Pertamina. Petrobras is a Brazilian energy company. Dubai Supply Authority, or DUSUP is a government entity which is the sole supplier of natural gas to the Emirate. Qatar Gas Transport Company is a Qatari-listed shipping company established by the State of Qatar.  Pertamina is the state-owned oil and gas company of Indonesia.

Under time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve.  These routes can be worldwide. Accordingly, the Company's management, including the chief operating decision maker, does not evaluate the Company's performance either according to customer or geographical region.

For the three months period ended March 31, 2012 and 2011, revenues from the following customers accounted for over 10% of the Company's consolidated revenues:

(in thousands of $)	Three months ended		Three months ended
	March 31, 2012		March 31, 2011
Petrobras	23,439	28%	22,400	33%
DUSUP	12,018	14%	11,780	17%
Qatar Gas Transport Company	11,925	14%	3,918	6%
Pertamina	8,994	11%	9,282	14%
BG Group plc	8,676	10%	6,207	9%

4.           EARNINGS PER SHARE

Basic earnings per share ("EPS") are calculated with reference to the weighted average number of common shares outstanding during the period.  Treasury shares are not included in the calculation.  The computation of diluted EPS for the three month periods ended March 31, 2012 and 2011 respectively, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Three months ended March 31,	Three months ended March 31,
(in thousands of $)	2012	2011
Net income attributable to Golar LNG Ltd available to stockholders – basic and diluted	15,176	16,348

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three months ended March 31,	Three months ended March 31,
(in thousands of $)	2012	2011
Basic earnings per share:

Weighted average number of shares	80,271	68,077
Weighted average number of treasury shares	-	(47)
Weighted average number of common shares outstanding	80,271	68,030

	Three months ended March 31,	Three months ended March 31,
(in thousands of $)	2012	2011
Diluted earnings per share:

Weighted average number of common shares outstanding	80,271	68,030
Effect of dilutive share options	133	208
Common stock and common stock equivalents	80,404	68,238

Earnings per share are as follows:

	Three months ended March 31,	Three months ended March 31,
(in thousands of $)	2012	2011
Basic and diluted	$0.19	$0.24

In March 2012, the Company completed a private placement offering for convertible bonds, for gross proceeds of $250 million.  For the quarter ended March 31, 2012, the effects of the convertible bonds have been excluded from the calculation of diluted earnings per share because the effect is antidilutive. See note 8 for further details.

5.           OTHER FINANCIAL ITEMS

Other financial items comprise of the following:

	Three months ended March 31
(in thousands of $)	2012	2011

Unrealized (mark-to-market) gains for interest rate swaps	2,413	3,630
Realized losses –interest rate settlements	(3,367)	(3,219)
Mark-to-market (losses)/gains on currency forward contracts	(716)	297
Others	(977)	(744)
	(2,647)	(36)

6.           NEWBUILDINGS

During the three months ended March 31, 2012, the Company entered into a further four newbuild contracts bringing the total vessels on order to eleven LNG carriers and two FSRUs. The total contract cost of these newbuilds is approximately $2.7 billion of which $2.4 billion remains outstanding as at March 31, 2012.  As at March 31, 2012, $296.6 million of newbuild costs had been capitalized of which $5.5 million (December 31, 2011:  $3.6 million) relates to capitalized deemed interest cost.

As of March 31, 2012, the remaining instalments for these vessels are due to be paid as follows:

(in millions of $)
Payable in 9 months to December 31, 2012	127.8
Payable in 12 months to December 31, 2013	1,107.1
Payable in 12 months to December 31, 2014	1,038.7
Payable in 12 months to December 31, 2015	121.0
2,394.6

7.           VESSELS AND EQUIPMENT

Significant additions to vessels and equipment for the three months ended March 31, 2012 include $30.1 million costs relating to the conversion of the Nusantara Regas Satu (formerly named the Khannur) to a FSRU; $40 million relating to the acquisition of the Gandria in connection with the investment in the subsidiary Bluewater Gandria (see note 12); and $12.4 million in relation to the reactivation of both the Hilli and the Golar Gandria.  As of March 31, 2012, $3.1 million of deemed interest costs have been capitalized in respect of the conversion of the Nusantara Regas Satu (December 31, 2011:  $1.9 million).

8.           DEBT

As of March 31, 2012 and December 31, 2011, the Company had long-term debt outstanding of $993.8 million and $771.5 million, respectively.

The Company's capital lease obligations as at March 31, 2012, and December 31, 2011, were $412.4 million and $405.8 million, respectively.

In January 2012, the amount available for borrowing under the revolving credit facility relating to our major shareholder, World Shipholding was extended from $80 million to $145 million. In February 2012, this was further increased to $250 million.  As at March 31, 2012, the outstanding balance on this facility was $90 million.  Accordingly a further $160 million was available to borrow under the facility as of March 31, 2012.  Subsequently, in May 2012, the facility was reduced to $120 million. See note 10 for further details.

On March 7, 2012, the Company completed a private placement offering for convertible bonds, for gross proceeds of $250 million. In accordance with US GAAP, on inception we recognized a liability of $221.9 million and an equity portion of $25 million. The liability component is recorded at its present value (discounted using an equivalent borrowing rate which does not include the conversion option) and then accreted from its initial discounted value to par. The equity component is valued as the residual of par less the liability component value. The impact of this treatment over the life of the instrument is to increase the interest charge to a "normalized" interest rate as the discount on the liability unwinds over the period to settlement. The secured convertible bonds mature in March 7, 2017 when the holder may convert the bonds into common shares of Golar or redeem at 100% of the principal amount. The convertible bonds have an annual coupon rate of 3.75% which is payable quarterly in arrears and had a conversion price of $55. The Company incurred and paid interest on the convertible bonds of $0.6 million during the three month period ended March 31, 2012.

The bond may be converted to the Company's ordinary shares by the holders at any time starting on the forty first business day after issuance until the tenth business day prior to March 7, 2017.

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  The Company has entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure.  The Company does not hold or issue instruments for speculative or trading purposes.  The counterparties to such contracts are major banking and financial institutions.  Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however the Company does not anticipate non-performance by any of its counterparties.

The Company manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates.  The Company hedge accounts for certain of its interest rate swap arrangements designated as cash flow hedges.  The net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective.  The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

Foreign currency risk

The majority of the vessels' gross earnings are receivable in U.S. dollars.  The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company.  However, the Company incurs expenditure in other currencies.  Certain capital lease obligations and related restricted cash deposits of the Company are denominated in British Pounds.  There is a risk that currency fluctuations will have a negative effect on the value of the Company's cash flows.

In addition, to limit the Company's exposure to foreign currency fluctuations from its obligations under its various FSRU conversion projects the Company enters into foreign currency forward contracts. The Company has not designated its foreign currency forward contracts as cash flow hedges for accounting purposes.

Fair values

The Company recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of the Company's financial instruments at March 31, 2012 and December 31, 2011 are as follows:

		March 31, 2012		December 31, 2011
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	107,868	107,868	66,913	66,913
Restricted cash and short-term investments	Level 1	233,333	233,333	213,282	213,282
Long-term unlisted investments (1)	n/a	7,347	N/a	7,347	N/a
Long-term debt – convertible bonds (1) (4)	Level 3	221,942	221,942	-	-
Long-term debt – floating (1)	Level 2	771,872	771,872	771,549	771,549
Obligations under capital leases (1)	Level 2	412,415	412,415	405,843	405,843

Derivatives:
Interest rate swaps liability (2) (3)	Level 2	55,145	55,145	59,084	59,084
Foreign currency swaps liability (2)	Level 2	24,745	24,745	27,622	27,622

1.	The Company's debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets.

2.	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

3.
The fair value/carrying value of interest rate swap agreements that qualify and are designated as cash flow hedges as at March 31, 2012 and December 31, 2011 was $24.6 million (with a notional amount of $432.2 million) and $25.9 million (with a notional amount of $436.3 million), respectively. Accordingly, a further loss of $1.5 million and $3.3 million has been accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings in the three months ended March 31, 2012 and 2011, respectively. The expected maturity of these interest rate agreements is from November 2013 to March 2018.

4.	The fair value measurement for convertible bonds which were classified as level 3 (using significant unobservable inputs) is set forth in the table below:

(in thousands of $)	Convertible Bonds
Opening balance	-
Total gains or losses for the period
Included in earnings	350
Purchases, issues, sales and settlements
Issues	221,592
Closing balance	221,942

The carrying values of cash and cash equivalents, which are highly liquid, are a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months.  The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

As at March 31, 2012, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investment in OLT Offshore Toscana S.p.A were not recoverable.  Accordingly, the Company did not estimate the fair value of this investment as at March 31, 2012.

As of March 31, 2012, the estimated fair value for liability component of the convertible bonds entered into in March 2012 is considered to be equal to the carrying value based on discounted cash flow analyses (see note 8 for further details).

The estimated fair values of obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

Commodity contracts are measured at fair value with gains and losses recorded in the income statement within other operating gains and losses. Trading losses of $nil and $3.6 million were recognized in the three months ended March 31, 2012 and 2011, respectively.

The fair value of the Company's derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

As of March 31, 2012, the Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below.  The summary also includes those that are designated as cash flow hedges amounting to $432.2 million:

Instrument (in thousands of $)	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	891,731	2012-2018	0.92% to 5.04%

At March 31, 2012, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $891.7 million (December 31, 2011: $899.1 million).

As of March 31, 2012, the Company has entered into the following foreign currency forward contracts as summarized below:

	Notional amount
Instrument (in thousands)	Receiving in foreign currency	Pay in USD	Maturity dates	Average forward rate USD foreign currency
Currency rate swaps:
British Pounds	59,828	109,963	2032	1.6010
Singapore Dollar	8,682	7,000	2012	0.8062

The counterparties to the foreign currency swap contracts are major banking institutions. Credit risk exists to the extent that the counterparty is unable to perform under the contract; however the Company does not anticipate non-performance by any of its swap counterparties.

Hedging

The impact of ineffectiveness is immaterial for the three months ended March 31, 2012. There are also no material amounts currently held in accumulated other comprehensive income in relation to hedges which are expected to be reclassified into earnings within the next twelve months.

10.           RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties:

(in thousands of $)	March 31, 2012	December 31, 2011
Frontline Ltd and subsidiaries ("Frontline") (a)	(488)	181
Ship Finance AS ("Ship Finance") (a)	91	48
Bluewater Gandria (b)	-	125
World Shipholding
-Loan (c)	(90,000)	(80,000)
-Other (d)	-	(21,134)
Seatankers	(70)	(44)
	(90,467)	(100,824)

a)
Receivables and payables with Frontline and Ship Finance comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on their behalf and vice versa.  Receivables and payables are generally settled quarterly in arrears.

b)
Bluewater Gandria - In January 2012, the Company acquired the remaining 50% in its joint venture, Bluewater Gandria, which owns the vessel, the Gandria, for a total consideration of $19.5 million. As a result of this transaction, Bluewater Gandria is now a wholly owned subsidiary of the Company. Refer to note 12 for further details of the acquisition.

c)
World Shipholding revolving credit facility - In April 2011, the Company entered into a new $80 million revolving credit facility with a company related to our major shareholder, World Shipholding. During the three months ended March 31, 2012, the revolving credit facility was extended to $250 million without any further changes to the original terms of the facility. As of March 31, 2012 the outstanding balance on the facility was $90 million.  Accordingly a further $160 million was available to borrow under the facility as of March 31, 2012.   The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% for any undrawn portion of the credit facility. The facility is available until September 2013; all amounts due under the facility must be repaid by then.  The Company incurred and paid interest on the loan of $1.1 million during the three months ended March 31, 2012.  Subsequent to the quarter end, the facility has been reduced to $120 million.

d)
Unpaid dividends to World Shipholding the $21.1 million of unpaid dividends relating to 2011 were settled in March 2012 along with the interest accruing on the balance.  The interest arising on the unpaid dividends amounted to $0.2 million for the three months ended March 31, 2012.

Dividends to non-controlling interests

(in thousands of $)	Three months ended March 31, 2012	Three months ended March 31, 2011
Faraway Maritime Shipping Company ("Faraway")	600	1,000
Golar Partners	5,934	-
	6,534	1,000

Faraway owns the vessel, the Golar Mazo.  Golar holds a 60% equity interest in Faraway, with the remaining 40% interest held by CPC Corporation, Taiwan.

In April 2011, the Company's ownership of its subsidiary, Golar Partners reduced to 65% following the completion of its initial public offering.  In February 2012, Golar Partners paid a quarterly distribution of $17.1 million relating to the quarter ended December 31, 2011 of which $5.9 million was paid to non-controlling interests.

11.           OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	As of March 31, 2012	As of December 31, 2011
Book value of vessels secured against long-term loans and capital leases	1,610,106	1,574,394

As at March 31, 2012 and December 31, 2011, there are pension deficits of $37.8 million and $37.6 million, respectively, recorded within other long-term liabilities.

12.           BUSINESS ACQUISITION

On January 18, 2012, the Company acquired the remaining 50% equity interest in its joint venture, Bluewater Gandria, which owns the LNG carrier, the Gandria for $19.5 million.   Bluewater Gandria is a company pursuing opportunities to develop offshore LNG FSRU projects.  The Gandria has been acquired and reactivated with the view to operate as a LNG carrier on short to medium term charters.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

(in thousands of $)	2012
Fair value of previously held 50% equity interest (a)	19,500
Purchase consideration - cash	19,500
Total assumed acquisition consideration.	39,000
Less: Fair value of net assets acquired:
- Vessel and equipment, net	40,000
- Inventories	931
- Cash	62
- Prepayments	40
- Other liabilities	(100)
Subtotal	(40,933)
Gain on bargain purchase of Bluewater Gandria	(1,933)

The impact on the income statement of the acquisition of Bluewater Gandria is as follows:

Gain on remeasurement (a)	2,356
Gain on bargain	1,933
Less: Acquisition related costs	(205)
Total gain on acquisition of Bluewater Gandria	4,084

a)	Remeasurement of equity investment in Bluewater Gandria

On January 18, 2012, the Company remeasured its previously held 50% equity interest in Bluewater Gandria to its fair value as set forth in the table below:

(in thousands of $)	Equity investment in Bluewater Gandria
Fair value of previously held 50% equity interest	19,500
Less: Carrying value at acquisition date	(17,144)
Gain on remeasurement of equity interest	2,356

b)	Revenue and profit contributions – post acquisition

Since the acquisition date, the business has contributed revenues of $nil and a net loss of $3.4 million to the Company for the period from January 18, 2012 to March 31, 2012.

13.           UNAUDITED PROFORMA DATA REGARDING THE BLUEWATER GANDRIA ACQUISITION

The table below illustrates pro-forma information as though the acquisition date of Bluewater Gandria had been effective as of the beginning of the annual reporting period:

(in millions of $)	Three months ended March 31, 2012	Three months ended March 31, 2011
Combined revenues	83.1	67.5
Combined net income	15.2	15.3

14.           SUBSEQUENT EVENTS

In April 2012, the Company completed the reactivation of both, the Hilli and the Gandria.  The aggregate reactivation costs for both vessels were approximately $30 million.

In April 2012, the Nusantara Regas Satu (formerly Khannur) completed its FSRU retrofitting. The Nusantara Regas Satu was delivered to its charterers, PT Nusantara Regas (or  Nusantara Regas ) in early May 2012 and, upon acceptance, will operate under an initial term which is scheduled to expire at the end of 2022.

On April 30, the Board of Directors of our majority owned subsidiary, Golar Partners declared a quarterly cash dividend of $0.43 per unit, or $17.1 million, in respects of the three months ended March 31, 2012.  The cash dividend, of which we received $11.2 million, was paid on May 16, 2012 to all unitholders of record as of the close of business on May 9, 2012.

In May 2012, we declared a quarterly cash dividend of $0.35 per share in respect of the three months ended March 31, 2012, which was paid on June 27, 2012 to shareholders of record on June 13, 2012.

On June 18, 2012, the Company obtained shareholder approval at a Special General Meeting to delist the Company's Common Stock from the Oslo Stock Exchange ("OSE").

SK 03849 0004 1303412